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Neil Parsont, MBA · 3rd

President of Zero Cheating

Boca Raton, Florida, United States · Contact info

500+ connections

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Zero Cheating Inc

Florida Atlantic University

About

Neil Parsont is a highly motivated and diversified entrepreneur. His free time is dedicated towards the pursuit of applicable business knowledge in a plethora of fields including: Excel, Finance, Accounting Operations, Quantitative Analysis, Public Speaking, Business writing, and Marketing. By studying and then tutoring multiple fields of business, Neil is able to offer a thorough and complete business consulting service. He has helped thousands of students from undergraduates, to Executive MBA professionals succeed in their coursework and professional careers. Neil is extremely passionate about helping people succeed and incorporates efficiency and high quality into all of his work. When he sets his mind on a goal, it is only a matter of time before it becomes a reality. A true believer in "The Secret" by Rhonda Byrne.

Featured

Link

Macro Calculator
6packmacros
Determine your exact macros calculated with a proprietary formula based on Harvard Research. You'll have access to our complete program which includes a Macro Tracker, 6-...

Link

6-Pack Macros: Macro Calculator & Nutrition System
youtube.com
We're excited to announce the official launch of our 6-pack macros fully loaded nutrition system. You'll receive: * 40+ Recipes * 100+ Routines * 6-Pack Abs Workout PDF *...

Link

6-Pack Macros: Macro Tracker Tutorial
youtube.com
Enjoy this short tutorial from 6-Pack Macros CEO: Neil Parsont, where he discusses the full functionality and capabilities of our Macros Tracker Platform. Visit www.6packmacros.com f...

Activity

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Experience

President
Zero Cheating Inc · Full-time
Dec 2022 - Present · 2 mos

Oversee all development of software and systems. Manage and approve all cash flows. Direct marketing and strategy development.

CEO
6-Pack Macros · Full-time
May 2018 - Present · 4 yrs 9 mos

I oversee all mobile application development, website updates, advertising strategies and other operations.

President
Cram Tutoring · Self-employed
May 2008 - Present · 14 yrs 9 mos
Boca Raton

Founder and lead tutor.
-Managing, marketing, training of 20+ employees May '08 - Present ...see more

Founder
Owl Tutoring Inc
May 2008 - Present · 14 yrs 9 mos

Chief Educating Officer

CEO
Owl Tutors
May 2013 - Dec 2016 · 3 yrs 8 mos

Owl Tutors revolutionizes online tutoring services by connecting the student and tutor directly without the agency conflicts of an exchange. Rather than paying a variable fee of all revenue, tutors k ...see more

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Education

Florida Atlantic University
MBA, Finance, General

2012 - 2016

Florida Atlantic University
Bachelors Degree, Finance
2005 - 2008

Skills

Leadership

Endorsed by Aidan Thomas and 6 others who are highly skilled at this

Endorsed by 4 colleagues at Cram Tutoring

99+ endorsements

Entrepreneurship

Endorsed by Kimberly Gramm and 3 others who are highly skilled at this

Endorsed by 3 colleagues at Cram Tutoring

99+ endorsements

Training

Endorsed by Michael Wright and 2 others who are highly skilled at this

Endorsed by 2 colleagues at Cram Tutoring

99+ endorsements

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Recommendations

Received Given

Michael Leavenworth · 2nd
Experienced Accounting and Finance Professional
June 8, 2017, Michael managed Neil directly

I worked with Neil at Owl Tutoring. You will not find a more entrepreneurial business owner out there. Neil's knowledge of finance is world class.

Kat Girardot · 3rd
Leading human-centered operational solutions to better serve clients, stakeholders + employees | Mental health advocate
April 22, 2016, Neil was Kat's client

Neil's Owl Tutoring service was Godsent while I was at FAU, so much so that I had friends from Palm Beach State use his services as well. Neil and his dedicated team of tutors helped me whenever I had a hard time with classes. Sometimes it was just a review needed and some more one on one, other times I was completely lost and needed someone to hold my hand, so to speak. Whatever was neede ...see more

Manuel J. Acosta · 3rd
Audit Associate at PwC - AC Hallandale Office
October 8, 2014, Manuel J. was Neil's client

Neil is an incredible entrepreneur who founded Owl Tutoring, which is among the best tutoring services I know of. He is reliable, smart, funny, outspoken, friendly, and also willing to help you in a wide range of subject matters. I definitely recommend him to be your tutor.

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Projects

Business Model Workbook
Jan 2012 - Jan 2013

Associated with Owl Tutoring Inc

Show project

The Business Model Workbook (BMW) is a dynamic forecasting model including sales forecast, marketing projections, research and development , general and administrative programs, valuation, statement of ...see more

Other creators

Honors & awards

First Place in FAU Business Plan Competition
Issued by Florida Atlantic University · Apr 2012

Associated with Owl Tutoring Inc

Winner of the Florida Atlantic Business Plan Competition in 2011 earning a total prize package of over $94,000. The competition included over 200 participants.

Test scores

Bloomberg Aptitude Test (BAT)
Score: 96th percentile · Feb 2012

Associated with Cram Tutoring

"The Bloomberg Aptitude Test (BAT) is a free 2-hour multiple-choice exam designed to assess aptitude for business and finance. Every BAT test-taker is anonymously entered into the Bloomberg Talent Search ...see more

Languages

English

Native or bilingual proficiency

French
Professional working proficiency

Interests

Top Voices · Companies · Groups · Schools



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Consultant at Frank Eliason, LLC
204,876 followers
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Causes

Education